Issuer Free Writing Prospectus, dated May 7, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-224698

Enable Midstream Partners, LP

Pricing Term Sheet

$800,000,000 4.950% Senior Notes due 2028

Issuer:	Enable Midstream Partners, LP

Ratings:*	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Pricing Date:	May 7, 2018

Settlement Date:	May 10, 2018 (T+3). It is expected that delivery of the notes will be made to investors on or about May 10, 2018, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Denominations:	$2,000 x $1,000

Use of Proceeds:	The Partnership intends to use the net proceeds from this offering for general partnership purposes, including to repay all amounts outstanding under its 2015 term loan agreement, as well as amounts outstanding under its commercial paper program.

Title:	4.950% Senior Notes due 2028

Principal Amount:	$800,000,000

Maturity Date:	May 15, 2028

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2018

Benchmark Treasury:	2.750% due February 15, 2028

Benchmark Treasury Price and Yield:	98-09; 2.953%

Spread to Benchmark Treasury:	T+210 bps

Coupon:	4.950%

Price to Public:	99.197%

Net Proceeds (before expenses):	$788,376,000

Yield to Maturity:	5.053%

Optional Redemption:	Redeemable at any time before February 15, 2028 in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T+35 bps, plus accrued and unpaid interest. Redeemable at any time on or after February 15, 2028 in an amount equal to the principal amount plus accrued and unpaid interest.

CUSIP/ISIN:	292480 AL4 / US292480AL49

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Co-Managers:	BBVA Securities Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. BOK Financial Securities, Inc. KeyBanc Capital Markets Inc.

Pro Forma Ratio of Earnings to Fixed Charges	After giving effect to this offering and the application of the net proceeds as described in “Use of Proceeds” in the preliminary prospectus supplement, the ratio of earnings to fixed charges on a pro forma basis would have been 3.66x for the fiscal year ended December 31, 2017.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Commission’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Mizuho Securities USA LLC at 1-866-271-7403 or Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet supplements the preliminary prospectus supplement issued by Enable Midstream Partners, LP on May 7, 2018 relating to its prospectus dated May 7, 2018.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.